File No. 074-00015






                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  FORM U-9C-3

                                QUARTERLY REPORT


                    For the quarter ended September 30, 2001


        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935






                                       by
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                   FORM U-9C-3
                    For the Quarter Ended September 30, 2001

                                    CONTENTS

                                                                      Page

ITEM 1 - Organization Chart                                              1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                           7

ITEM 3 - Associated Transactions                                         8

ITEM 4 - Summary of Aggregate Investment                                 9

ITEM 5 - Other Investments                                               9

ITEM 6 - Financial Statements and Exhibits                               10
             Statements of Income
             Balance Sheet
             Exhibits

ITEM 1 - ORGANIZATION CHART

Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company.
                                                                          Reference Code
00 American Electric Power Company, Inc.
  01 AEP C&I Company, LLC.......................................................Ref 21
    02 AEP Gas Power GP, LLC....................................................Ref 22
      03 AEP Gas Power System, LLC..............................................Ref 23
    02 AEP Ohio Commercial & Industrial Retail Company,LLC......................Ref 24
    02 AEP Texas Commercial & Industrial Retail GP,LLC..........................Ref 27
      03 AEP Texas Commercial & Industrial RetailLP.............................Ref 33
  01 AEP Energy Services, Inc...................................................Ref 1
    02 Energy Trading Platform Holding Company,Inc..............................Ref 17
  01 AEP Investments, Inc.
    02 AEP EmTech, LLC..........................................................Ref 31
    02 Altra Energy Technologies, Inc...........................................Ref 20
  01 AEP Pro Serv, Inc.
    02 Powerspan Corp...........................................................Ref 18
    02 PHPK Technologies, Inc...................................................Ref 19
  01 AEP Retail Energy LLC......................................................Ref 25
  01 AEP Texas Commercial & Industrial Retail Limited Partnership
  01 AEP Texas Retail GP, LLC...................................................Ref 28
  01 AEP T&D Services, LLC......................................................Ref 26
  01 Mutual Energy L.L.C........................................................Ref 29
    02 AEP Ohio Retail Energy, LLC..............................................Ref 32
    02 Mutual Energy Service Company,L.L.C......................................Ref 30
  01 Central and South West Corporation
    02 Central Power and Light Company
    02 Public Service Company of Oklahoma
      03 AEMT, Inc..............................................................Ref 14
      03 Ash Creek Mining Company
      03 Powerware Solutions, Inc...............................................Ref 11
      03 Utility Data Resources, Inc............................................Ref 12
    02 REP Holdco, Inc. Ref 34 03 REP General Partner LLC.......................Ref 35
      03 Mutual Energy CPL LP...................................................Ref 36
      03 Mutual Energy WTU LP...................................................Ref 37
      03 Mutual Energy SWEPCO LP................................................Ref 38
    02 Southwestern Electric Power Company
      03 Dolet Hills Lignite Company,LLC........................................Ref 39
    02 CSW Energy, Inc.
      03 CSW Development-I, Inc.
        04 Polk Power GP II, Inc.
          05 Polk Power GP, Inc.
            06 Polk Power Partners, LP..........................................Ref 2
              07 Mulberry Holdings, Inc.
        04 CSW Mulberry II, Inc.
          05 CSW Mulberry, Inc.
            06 Polk Power Partners, LP..........................................Ref 2
              07 Mulberry Holdings, Inc.
        04 Noah I Power GP, Inc.
          05 Noah I Power Partners, LP
            06 Brush Cogeneration Partners......................................Ref 4
        04 Noah I Power Partners, LP
          05 Brush Cogeneration Partners........................................Ref 4
        04 Orange Cogeneration GP II, Inc.
          05 Orange Cogeneration G.P., Inc.
            06 Orange Cogeneration Limited Partnership..........................Ref 3
              07 Orange Cogen Funding Corp.
              07 Orange Holdings, Inc.
        04 CSW Orange II, Inc.
          05 CSW Orange, Inc.
            06 Orange Cogeneration Limited Partnership..........................Ref 3
              07 Orange Cogen Funding Corp.
              07 Orange Holdings, Inc.
      03 CSW Development-II, Inc.
      03 CSW Ft. Lupton, Inc.
        04 Thermo Cogeneration Partnership, L.P.................................Ref 6
      03 Newgulf Power Venture, Inc.
      03 CSW Sweeny GP I, Inc.
        04 CSW Sweeny GP II, Inc.
      03 CSW Sweeny LP I, Inc.
        04 CSW Sweeny LP II, Inc.
          05 Sweeny Cogneration Limited Partnership.............................Ref 7
      03 CSW Development-3, Inc.
      03 CSW Northwest GP, Inc.
      03 CSW Northwest LP, Inc.
      03 CSW Power Marketing, Inc...............................................Ref 9
      03 CSW Nevada, Inc.
      03 CSW Services International, Inc........................................Ref 10
      03 Diversified Energy Contractors Company, LLC............................Ref 8
        04 DECCO II LLC
          05 Diversified Energy Contractors, LP
        04 Diversified Energy Contractors, LP
        04 Industry and Energy Associates, L.L.C.
      03 CSW Frontera GP I, Inc.
        04 CSW Frontera GP II, Inc.
          05 Frontera Generation Limited Partnership
            06 Frontera International Sales Limited
      03 CSW Frontera LP I, Inc.
        04 CSW Frontera LP II, Inc.
          05 Frontera Generation Limited Partnership
            06 Frontera International Sales Limited
      03 CSW Eastex GP I, Inc.
        04 CSW Eastex GP II, Inc.
          05 Eastex Cogeneration Limited Partnership............................Ref 5
      03 CSW Eastex LP I, Inc.
        04 CSW Eastex LP II, Inc.
          05 Eastex Cogeneration Limited Partnership............................Ref 5
      03 Southwestern Electric Wholesale Company
    02 EnerShop Inc.............................................................Ref 16
      03 Envirotherm, Inc.
    02 CSW Energy Services, Inc.................................................Ref 15
      03 Nuvest, L.L.C..........................................................Ref 13
        04 National Temporary Services, Inc.
          05 Octagon, Inc.
        04 Numanco, L.L.C.
          05 Power Systems Energy Services, Inc.
          05 NuSun, Inc.
            06 Sun Technical Services, Inc.
            06 Calibration Testing Corporation
          05 ESG Technical Services, L.L.C.
          05 ESG Manufacturing, L.L.C.
          05 National Environmental Services Technology,L.L.C.
          05 ESG Indonesia, L.L.C.
          05 Advance Shielding Technologies, L.L.C.
          05 ESG, L.L.C.

Name                         Energy or                                           Percentage
of Reporting                 gas-related     Date of             State of        Of Voting        Nature of
Company                      Company         Organization        Organization    Securities Held  Business
------------                 -----------     ------------        ------------    ---------------  ---------

Ref. 1                       Energy          September 24, 1996  Ohio            100%             To broker and market
AEP Energy Services, Inc.                                                                         Energy commodities

Ref. 2                       Energy          February 1992       Delaware        46.25%           Qualifying facility
Polk Power Partners, L.P.

Ref. 3                       Energy          February 1993       Delaware        50%              Qualifying facility
Orange Cogeneration Limited Partnership

Ref. 4                       Energy          November 1991       Delaware        47.25%           Qualifying facility
Brush Cogeneration Partners

Ref. 5                       Energy          September 1998      Delaware        99%              Qualifying facility
Eastex Cogeneration Limited Partnership

Ref. 6                       Energy          April 1993          Delaware        50%              Qualifying facility
Thermo Cogneration Partnership, L.P.

Ref. 7                       Energy          September 1995      Delaware        50%              Qualifying facility
Sweeny Cogneration Limited Partnership

Ref. 8                       Energy          July  1997          Delaware        100%             Maintenance services
Diversified Energy Contractors LLC

Ref. 9                       Energy          March 1996          Delaware        100%             Energy marketing
CSW Power Marketing, Inc.

Ref. 10                      Energy          March 1997          Delaware        100%             Energy management
CSW Services International, Inc.

Ref. 11                      Energy          February 1994       Texas           4.0%             Energy Mgmt Systems
Powerware Solutions, Inc.                                                                         for water utilities

Ref. 12.                     Energy          December 1997       Delaware        4.5%             Electricity pricing
Utility Data Resources, Inc.                                                                      mgmt consulting and
                                                                                                  software

Ref. 13                      Energy          March 1996          Oklahoma        93%              Staff augmentation
Nuvest, LLC                                                                                       to power plants

Ref. 14                      Energy          December 1997       Florida         0%               Power conditioning
AEMT, Inc.                                                                                        product mfg and sales

Ref. 15                      Energy          September 1997      Delaware        100%             Energy marketing
CSW Energy Services, Inc.

Ref. 16                      Energy          September 1995      Delaware        100%             Energy marketing
EnerShop                                                                                          Services

Ref. 17                      Energy          April 2000          Delaware        16.7%            Energy marketing
Energy Trading Platform Holding Company, Inc.

Ref. 18                      Energy                              Delaware        9.8%             Pollution Control
Power-span Corp                                                                                   Technology
                                                                                                  Development

Ref. 19                      Energy          July 1991           Ohio            40.4%            Cryogenic and Vacuum
PHPK Technologies Inc.                                                                            Equipment Manufacture
                                                                                                  and Service

Ref. 20                      Energy          December 1997       Delaware        5%               Energy marketing
Altra Energy Technology (AEP Investments)                                                         Software

Ref. 21                      Energy          October 2000        Delaware        100%             Marketing of natural
AEP C&I Company, LLC (AEP)                                                                        gas, electricity and
                                                                                                  energy related products

Ref. 22                      Energy          December 2000       Delaware        100%             Distributed
AEP Gas Power GP,LLC                                                                              generation products

Ref. 23                      Energy          December 2000       Delaware        75%              Distributed
AEP Gas Power System GP, LLC                                                                      generation products

Ref. 24                      Energy          October 2000        Delaware        100%             Marketing of natural
AEP Ohio C&I Retail Company LLC                                                                   gas, electricity and
                                                                                                  energy related products

Ref. 25                      Energy          June 2000           Delaware        100%             Marketing of
AEP Retail Energy, LLC                                                                            electricity

Ref. 26                      Energy          December 2000       Delaware        100%             Services related to
AEP T&D Services, LLC                                                                             energy, including
                                                                                                  customer operations,
                                                                                                  supply chain,
                                                                                                  transmission and,
                                                                                                  distribution

Ref. 27                      Energy          December 2000       Delaware        100%             Marketing of natural
AEP Texas Commercial & Industrial Retail GP, LLC                                                  gas, electricity and
                                                                                                  energy related products

Ref. 28                      Energy          December 2000       Delaware        100%             Marketing of natural
AEP Texas Retail GP, LLC                                                                          gas, electricity and
                                                                                                  energy related products

Ref. 29                      Energy          December 1999       Delaware        100%             Marketing of natural
Mutual Energy LLC                                                                                 gas, electricity and
                                                                                                  energy related products

Ref. 30.                     Energy          September 2000      Delaware        100%             Marketing of natural
Mutual Energy Service Company LLC                                                                 gas, electricity and
                                                                                                  energy related products

Ref. 31.                     Energy          January 2001        Delaware        100%             Development and
AEP EmTech, LLC                                                                                   commercialization of
                                                                                                  electrotechnologies

Ref. 32.                     Energy          September 2000      Delaware        100%             Marketing of electricity
AEP Ohio Retail Energy, LLC                                                                       natural gas, and
                                                                                                  energy related products

Ref. 33.                     Energy          December 2000       Delaware        100%             Marketing of electricity
AEP Texas Commercial & Industrial Retail LP                                                       natural gas, and
                                                                                                  energy related products

Ref. 34.                     Energy          April 2001          Delaware        100%             Holding Company for
REP Holdco, Inc.                                                                                  Mutual Energy CPL LP,
                                                                                                  Mutual Energy WTU LP
                                                                                                  Mutual Energy WEPCO LP

Ref. 35.                     Energy          April 2001          Delaware        100%             General Partner for
REP General Partner LLC                                                                           Mutual Energy CPL LP,
                                                                                                  Mutual Energy WTU LP
                                                                                                  Mutual Energy SWEPCO LP

Ref. 36.                     Energy          April 2001          Delaware        100%             Marketing of electricity
Mutual Energy CPL LP                                                                              natural gas, and
                                                                                                  energy related products

Ref. 37.                     Energy          April 2001          Delaware        100%             Marketing of electricity
Mutual Energy WTU LP                                                                              natural gas, and
                                                                                                  energy related products

Ref. 38.                     Energy          April 2001          Delaware        100%             Marketing of electricity
Mutual Energy SWEPCO LP                                                                           natural gas, and
                                                                                                  energy related products

Ref. 39.                     Energy          April 2001          Delaware        100%             Coal Mining
Dolet Hills Lignite Company, LLC

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
--------     --------     --------      --------     -------     -------------     ----------     -------------
                       (in thousands)                                                             (in thousands)
NONE

FINANCING AMONG ASSOCIATE COMPANIES:

Company                     Type of      Principal                              Person to
Issuing                     Security     Amount of     Issue or     Cost of     Whom Security
Security                    Issued       Security      Renewal      Capital     Was Issued
--------                    --------     --------      --------     -------     -------------
                                      (in thousands)

Eastex Cogeneration LP      Loan Note      4,878       -            -           CSW Energy, Inc.

CSW Power Marketing, Inc.   Loan Note        208       -            -           CSW Energy, Inc.


CAPITAL CONTRIBUTIONS:
Company                   Company
Contributing              Receiving                      Amount of
Capital                   Capital                        Capital Contributions
-------------             ---------                      ---------------------
                                                         (in thousands)

Southwestern Electric
  Power Company           Dolet Hills Lignite Company      25,210

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
---------      ---------             --------      -------      -------     ----------    ------
                                                                  (in thousands)

Nuvest, LLC    South Texas Project   Engineering   $ 1,332       -           -            $ 1,332
Nuvest, LLC    D.C. Cook             Engineering    11,313       -           -             11,313

Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
---------                          ---------       --------                    -------   --------  ----------   ------
                                                                                            (in thousands)

American Electric
  Power Service Corporation        AEPES           Administrative & Marketing  $13,117     $1,602      $ -      $14,719
AEP Resources Gas Holding Company  AEPES           Administrative                7,774       -           -        7,774
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P. Plant Services                  280        358        -          638
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.           Plant Services                  419        229        -          648
CSW Dev I, Inc.                    Polk Power
                                    Parnters, L.P. Plant Services                  135       -           -          135
CSW Energy, Inc.                   Eastex
                                    Cogeneration
                                    L.P.           Plant Services                  309         80        -          389
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.           Plant Services                  459        226        -          685
                                                                               -------     ------      ----     -------
      Total                                                                    $22,493     $2,495      $ -      $24,988
                                                                               =======     ======      ====     =======

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
                                                                 (in thousands)
   Total consolidated capitalization as of June 30, 2001    $23,906,919(a)          Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                3,586,038             Line 2

   Greater of $50 million or line 2                                     $3,586,038  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                  4,468
      Energy-related Category 5: Energy Marketing               414,641
      Energy-related Category 7: Maintenance Services            53,139
      Energy-related Category 8: Qualifying Facility          1,093,850
      Energy-related Category 10: Other Form of Energy           91,855
      Energy-related Category 2,3,4,6,9                          58,937
          Total current aggregate investment                             1,716,890  Line 4
                                                                        ----------

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                 $1,869,148  Line 5
                                                                        ==========
(a) Includes short-term debt.

Investments in gas-related companies:

   NONE

ITEM 5 - OTHER INVESTMENTS

Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
-----------------     ------------------    ------------------    ------------------------
                                   (in thousands)
CSW Energy services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Maintenance services         0                     0

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         List all financial statements and exhibits filed as a part of this report.

Financial Statements:
     Balance sheets for period ended September 30, 2001 are filed confidentially under a separate cover for:
        AEP Energy Services, Inc.
        AEP Retail Energy, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Ft. Lupton, Inc.
        Sweeny Companies (consolidated)
        Enershop, Inc.
        CSW Energy Services, Inc.
        CSW Power Marketing, Inc.
        Diversified Energy Contractors Company (DECCO)
        CSW Services International
        Eastex Cogeneration LP Nuvest, LLC AEP C&I Company, LLC AEP Gas Power GP, LLC AEP Gas Power System GP, LLC AEP Ohio C&I Retail Company AEP Retail Energy, LLC AEP T&D Services, LLC AEP Texas C&I Retail GP, LLC AEP Texas Retail GP, LLC Mutual Energy LLC Mutual Energy Service Company Dolet Hills Lignite Company

     Income Statements as of the three months ended September 30, 2001 are filed confidentially under separate cover for:
        AEP Energy Services, Inc.
        AEP Retail Energy, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Ft. Lupton, Inc.
        Sweeny Companies (consolidated)
        Enershop, Inc.
        CSW Energy Services, Inc.
        CSW Power Marketing, Inc.
        Diversified Energy Contractors Company (DECCO)
        CSW Services International
        Eastex Cogeneration LP Nuvest, LLC AEP C&I Company, LLC AEP Gas Power GP, LLC AEP Gas Power System GP, LLC AEP Ohio C&I Retail Company AEP Retail Energy, LLC AEP T&D Services, LLC AEP Texas C&I Retail GP, LLC AEP Texas Retail GP, LLC Mutual Energy LLC Mutual Energy Service Company Dolet Hills Lignite Company

Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

                                  CERTIFICATE

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2001 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky Public Service Commission
                  730 Schenkel Lane
                  P.O. Box 615
                  Frankfort, Kentucky   40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221
                  Lansing, Michigan   48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505

                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118
                  Richmond, Virginia   23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400
                  Little Rock, AR  72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154
                  Baton Rouge, LA  70821-9154

                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701


         IN WITNESS WHEREOF, I have hereunto set my hand as of the 27th day of November, 2001.

                                                     /s/ A. A. Pena
                                                     -------------------------
                                                         A. A. Pena
                                                         Treasurer

                                    SIGNATURE





         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                   AMERICAN ELECTRIC POWER COMPANY, INC.

                                       By   /S/ A. A. Pena
                                          ---------------
                                                A. A. Pena
                                                Treasurer







November 27, 2001